

07007227

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

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RECD S.E.C.
NOV 29 2007
803

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8 - 17419

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING OCTOBER 1, 2006 AND ENDING SEPTEMBER 30, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **OFFICIAL USE ONLY**

STUART FRANKEL & CO., INC. **FIRM ID. NO.**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P. O. Box No.)

22 BAYVIEW AVENUE – 2nd Floor

MANHASSET,	**NEW YORK**	**11030**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GLENDA BAGNATO, CFO ( ) 683 - 8400

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LERNER & SIPKIN, CPAs, LLP

132 Nassau Street, Suite 1023	**New York**	**NY**	**10038**

X **Certified Public Accountant**

PROCESSED
DEC 31 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, *JEFFREY FRANKEL,* swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of
STUART FRANKEL & CO., INC., as of SEPTEMBER 30, 2007,
are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, member, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

X ______________________
Signature

____
Title

X Jose V Gavria
Notary Public

Jose V Gavria
NOTARY PUBLIC - STATE OF NEW YORK
Reg No. 01GA6171264
Qualified in Nassau County
Commission Expired July 23, 2011

On this date 11/27/07

This report** contains (check all applicable boxes):

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Income (Loss).
(x) (d) Statement of Cash Flows.
(x) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
(x) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(x) (g) Computation of Net Capital.
( ) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
( ) (i) Information Relating to the Possession or Control requirements under rule 15c3-3.
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the reserve requirements Under Exhibit A of Rule 15c3-3.
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
(x) (l) An Oath or Affirmation.
( ) (m) A copy of the SIPC Supplemental Report.
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
(x) (o) Independent Auditors' Report.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I, ***JEFFREY FRANKEL,*** swear that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule(s) pertaining to the Firm of

STUART FRANKEL & CO., INC., as of ***SEPTEMBER 30, 2007,***

are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer, director or member has any proprietary interest in any account classified solely as that of customer, except as follows:

No Exceptions



(Signature)

(Title)



Jose V Gavirìa

(Notary Public)

Jose V Gaviria
NOTARY PUBLIC - STATE OF NEW YORK
Reg No. 01GA6171264
Qualified in Nassau County
Commission Expired July 23, 2011

On this date 11/27/07


WASH, D.C.
2007

STUART FRANKEL & CO., INC.
STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

STUART FRANKEL & CO., INC.
STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2007

ASSETS

Cash and cash equivalents	$ 3,598,307
Due from brokers	8,051,022
Securities owned at market value (Note 3)	15,321,080
Secured demand note receivable (collateralized by securities with a market value of $2,672,890) (Note 4)	600,000
Other assets	30,000
Total assets	$27,600,409

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 6,792,091
	6,792,091
Commitments and Contingencies (Notes 6 and 7)	
Liabilities subordinated to claims of general creditors	
Pursuant to subordinated loan agreement (Note 4)	4,400,000
Total liabilities	11,192,091
Stockholders' equity (Note 8)	
Common stock, $1 par value, 200,000 shares authorized, 92,500 shares issued and outstanding.	92,500
Additional paid in capital	274,129
Retained earnings	16,041,689
Total stockholders' equity	16,408,318
Total liabilities and stockholders' equity	$27,600,409

The accompanying notes are an integral part of this statement.

STUART FRANKEL & CO., INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

Note 1 - Nature of Business

Stuart Frankel & Co., Inc. (The "Company") is a New York State corporation formed in 1987, for the purpose of conducting business as a broker on the floor of the New York Stock Exchange. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

Note 2 - Summary of Significant Accounting Policies

a) ***Revenue Recognition***
Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis. Commission income and related expense are recorded on a trade date basis.

b) ***Income Taxes***
The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and New York State tax regulations. Under the provisions, the Company does not pay federal or state corporate income taxes on its taxable income. Instead, the stockholder is liable for individual income taxes on his respective share of the Company's taxable income. The Company continues to pay New York City general corporation taxes.

c) ***Cash and Cash Equivalents***
The Company considers demand deposited money market funds to be cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) ***Equipment***
Equipment is carried at cost and is depreciated over a useful life of 5-7 years using accelerated methods.

e) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3- Securities Owned

The Company received 169,398 shares of NYSE Group common stock in exchange for their two exchange memberships on the New York Stock Exchange, when the New York Stock Exchange merged with Archipelago Holdings, Inc. At September 30, 2007, 56,466 of such shares are restricted with a market value of $4,460,249.

Note 3- Securities Owned (continued)

The Company reduced the market value by 10%, to an adjusted market value of $4,014,224, to account for such restriction.

Securities owned, at quoted market values, are summarized as follows:

	Owned
Equities	$10,952,166
Equities – Restricted	4,014,224
Mutual Funds	354,690
	$15,321,080

Note 4- Liabilities Subordinated to the Claims of General Creditors

Subordinated liabilities, which consist of both secured demand notes, evidenced by secured demand note collateral agreements, and subordinated loan agreements, both of which are approved by the New York Stock Exchange, Inc., are as follows:

Maturity Date	Interest Rate	Face Value
(a) June 30, 2014	10%	$ 600,000
June 30, 2008	15%	800,000
April 29, 2013	10%	3,000,000
		$4,400,000

(a) Covered by secured demand note collateral agreement

To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

Note 5- Money Purchase Plan

The Company is a sponsor of a defined contribution money purchase plan for its eligible employees. Contributions to the plan are in the amount of 20% of participants' compensation for the plan year. The employer's contribution for any calendar year shall not exceed the maximum allowable as a deduction to the employer under the provisions of the IRS Code Section 404, as amended, or replaced from time to time. The Company contributed $445,333 to the plan during the fiscal year.

Note 6 - Commitments

Office Lease
The Company leases its premises under a lease expiring September 30, 2009. Future approximate minimum rental expense for the fiscal years ended September 30, are:

Year	Amount
2008	$33,110
2009	$31,460

Note 7 - Related Party

At September 30, 2007, there is a $25,000 of accrued interest payable on the secured demand notes (Note 4) all of which are held by a shareholder of the Company.

Note 8 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 9 - Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2007, the Company had net capital of $19,813,258, which was $19,360,266 in excess of its required net capital of $453,032. The Company's net capital ratio was 34.28%.

A copy of the Firm's statement of Financial Condition as of September 30, 2007, pursuant to SEC Rule 17a-5, is available for examination at the Firm's office and at the regional office of the SEC.



LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

E-mail: LS@lernersipkin.com

INDEPENDENT AUDITORS' REPORT

To the Officers and Directors of
Stuart Frankel & Co., Inc.
22 Bayview Avenue
Manhasset, NY 11030

We have audited the accompanying statement of financial condition of Stuart Frankel & Co., Inc. as of September 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Stuart Frankel & Co., Inc. as of September 30, 2007, in conformity with accounting principles generally accepted in the United States of America.



Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (NY)

New York, NY
November 26, 2007


SEC MAIL
NOV 2 9 2007
WASH. D.C.

STUART FRANKEL & CO., INC.
INDEPENDENT AUDITORS' COMMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2007



LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074
E-mail: LS@lernersipkin.com

To the Officers and Directors of
Stuart Frankel & Co., Inc.
22 Bayview Avenue
Manhasset, NY 11030

Gentlemen:

In planning and performing our audit of the financial statements of Stuart Frankel & Co., Inc. as of and for the year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion of the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a) (11); and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. *A material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Stuart Frankel & Co., Inc. to achieve all the divisions of duties and cross checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NYSE and other regulatory agencies, that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Lerner & Sipkin, CPAs, LLP
Certified Public Accountants (N.Y.)

New York, NY
November 22, 2007

END